Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                                   Subject Company: Ashland Inc.
                                                  Commission File No.: 001-02918

         (Excerpt from transcript of Ashland Inc.'s April 26, 2004 conference call announcing its second quarter earnings)

PRESENTATION


BILL HENDERSON  - ASHLAND - DIRECTOR OF IR


......Now  March 19th,  we announced an agreement  with Marathon to spin-off our 38 percent ownership in MAP, 61 Valvoline Instant Oil Change stores and the maleic plans for $3 billion. Private letter ruling requests has been filed with the IRS that there is nothing else new to report. We will keep you apprised of progress toward the approval of Ashland shareholders, consent from public debtholders and of course a ruling from the IRS.....


QUESTION AND ANSWER

--------------------------------------------------------------------------------
FRED LEUFFER - BEAR STEARNS - ANALYST


Lastly, there was some wording in the release regarding the sale of Ashland's interest in MAP. Maybe it was there the last time. But it just seemed a little more direct to me this time. It said that there is meaningful risk that the Company may not receive a favorable IRS ruling. Have you learned anything that maybe changes your risk assessment about the tax strategy here? Or were you just trying to be ultraconservative in wording for the release?


--------------------------------------------------------------------------------
 MARVIN QUIN  - ASHLAND - SVP AND CFO


I think the wording actually came from the prior release. So, we have been very consistent. Fred Greenwood is here and I don't think we've had any contact with the IRS. We have submitted the request. Let me see if Fred has something to add.


--------------------------------------------------------------------------------
 FRED GREENWOOD  - ASHLAND - SENIOR TAX GROUP COUNSEL


We filed our ruling request April 7 and we haven't heard back yet but we expect to start our conversations with the IRS soon. Nothing has changed since our March 19th announcement.


--------------------------------------------------------------------------------
 ANDREW FAIRBANKS  - MERRILL LYNCH - ANALYST


Good morning guys. I wondered if you could flush out anything that we could use to identify different hallmarks on the timeline for selling MAP. Is there any particular dates or sequences we should look for that would be important?.....

--------------------------------------------------------------------------------
 BILL HENDERSON  - ASHLAND - DIRECTOR OF IR


Let me handle the first part and then I will ask Hank to do the second part of your question. Basically, in our March 19th release, we stated that we expected the transaction would be closing in the September-- excuse me, the December quarter. In the fourth calendar quarter. We do not have any more information today than we had at the time we made that release. As Fred said, we have filed with the IRS now for a private letter ruling. We will be coming out in several months with the proxy filing the S-4 (ph) etc. So there is a lot of work going on, but it will be a number of months before we will have something to report to you.

FORWARD-LOOKING STATEMENTS
     This presentation contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, as amended, filed with the Securities and Exchange Commission (SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
     Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.